03018464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 38327

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 0 7 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 184

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HUNNICUTT & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 59TH STREET
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM HUNNICUTT (212) 752-0200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE	VALLEY STREAM,	NEW YORK	11580
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

HUNNICUTT & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 15C3-1

DECEMBER 31, 2002

NET CAPITAL:		
Stockholder's equity		$ 17,392
Deductions and charges:		
None		-
Net Capital Before Haircuts on Securities		$ 17,392
Haircuts on securities:		
Other		250
NET CAPITAL		$ 17,142
AGGREGATE INDEBTEDNESS:		
Accrued expenses	$ 7,782	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,000
Excess net capital		$ 12,142
Excess net capital at 1,000%		$ 16,364
Ratio: Aggregate indebtedness to net capital (.309 to 1)		45.4%

There is no difference between the excess net capital shown in the above computation and the excess net capital of $12,142 shown in the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

GLASSER & HAIMS, PC
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

(516) 568-2700 - FAX (516) 568-2911
gandh@eurekamail.net

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Directors of
Hunnicutt & Co., Inc.

We have audited the financial statements of Hunnicutt & Co., Inc. for the year ended December 31, 2002 and have issued our report thereon dated February 12, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an under-standing of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Hunnicutt & Co., Inc., that we considered relevant to the objectives stated in Rule 17a5(g), (i) in making the periodic computations of net capital and aggregate indebtedness under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hunnicutt & Co., Inc.

Because of inherent limitations in any internal accounting control structure, procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the degree of compliance with them may deteriorate, or the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hunnicutt & Co., Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

In addition, our review indicated that Hunnicutt & Co., Inc. was in compliance with the conditions of exemptions from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002 and no facts came to our attention to indicate that such conditions had not be complied with during the period.

This report recognizes that it is not practicable in an organization the size of Hunnicutt & Co., Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Very truly yours,

Glasser & Haims

GLASSER & HAIMS, P.C.
Certified Public Accountants

Valley Stream, New York
April 1, 2003